Statement of Computation of Earnings Per Share

Integrated Alarm Services Group, Inc.

Exhibit 11.1

	Total Shares	Weighted Average Three Months		Weighted Average Year	
Year Ended December 31, 2003					
Shares outstanding January 1, 2003	709,719	709,719		709,719	
Shares issued for IASI and Morlyn on January 31, 2003	881,192	881,192		806,351	$334/365$
Shares issued upon IPO on July 29, 2003	22,000,000	22,000,000		9,402,740	$156/365$
Shares issued upon exercise of overallotment on August 27, 2003	982,729	982,729		341,936	$127/365$
Shares issued to Criticom shareholders, earn-out, December 2, 2003	34,091	10,746 $29/92$		2,709	$29/365$
Shares outstanding December 31, 2003	24,607,731	24,584,386		11,263,455	
Net income (loss)		$ (1,522,758)		$ (22,004,560)	
Net income (loss) per share		$ (0.06)		$ (1.95)	
Year Ended December 31, 2004					
Shares outstanding January 1, 2004	24,607,731	24,607,731		24,607,731	
Shares issued for Criticom (contingent) purchase	34,091	34,091 $92/92$		33,625	$361/366$
Shares issued upon conversion of debt:					
April 26, 2004	36,036	36,036 $92/92$		24,516	$249/366$
June 2, 2004	3,604	3,604 $92/92$		2,088	$212/366$
Shares outstanding December 31, 2004	24,681,462	24,681,462		24,667,960	
Net income (loss)				$ (11,717,043)	
Net income (loss) per share				$ (0.47)	